UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-110122

LBI MEDIA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

1845 West Empire Avenue, Burbank, California 91504, (818) 563-5722

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Discount Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒**

Approximate number of holders of record as of the certification or notice date: 13

**	The registrant is currently a voluntary filer. The 11% Senior Discount Notes due 2013 were held of record by approximately 14 persons as of January 1, 2012 and approximately 13 persons as of January 1, 2013 (each, the first day of the registrant’s respective fiscal year).

Pursuant to the requirements of the Securities Exchange Act of 1934, LBI Media Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2013	By:	/s/ Blima Tuller
Blima Tuller
Chief Financial Officer
LBI Media Holdings, Inc.